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                                                           Exhibit (a)(7)

BAA ACQUISITION OF DUTY FREE INTERNATIONAL

JULY 3, 1997 8:28 AM EDT

LONDON--(BUSINESS WIRE)--July 3, 1997--In a major step in its strategy to expand its core duty and tax free business internationally, BAA plc, the UK-based airport management and development company, today announced a recommended offer to acquire 100% of the shares of Duty Free International, Inc. (NYSE:DFI).

BAA has entered into an agreement with DFI under which it will make a tender offer for all of the shares in DFI at $24 per share. This values the share capital of DFI (including options) at $674 million. The tender offer will be conditional on, inter alia, regulatory approval.

BAA's core business is the ownership and operation of airports. Through its subsidiaries at Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton, it handles over 70% of UK passenger traffic and over 80% of air cargo. In the US, BAA is responsible for the management of the Indianapolis airport system, and oversees the retail activities at Pittsburgh International's AirMall. Its activities include the planning, construction, management and security of terminals and runways, and the management of commercial facilities at its airports, including shops, restaurants, bars, currency exchange and parking.

Founded in 1983, DFI has expanded to be the fifth largest duty and tax free business in the world. When combined with BAA's duty and tax free business, it creates the second largest.

DFI now operates approximately 175 stores and employs more than 2,000 people. Headquartered in Connecticut, DFI comprises five operating divisions, Airport retailing, Inflight duty free, Canadian and Mexican Border duty free stores, and a Diplomatic/Wholesale service. DFI serves 14 international airports throughout the United States, including New York's John F. Kennedy and La Guardia, Chicago's O'Hare, Boston's Logan and Denver. DFI specializes in the sale of liquor, tobacco and perfume products. DFI is unaffected by the possible loss of intra-European duty and tax free in 1999.

BAA's Chief Executive Sir John Egan said:

"It is BAA's strategy to become the most successful airport company in the world and the development of duty and tax free retailing is essential to that. Having become one of the most

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successful duty free operators measured in sales per passenger, BAA is now in the process, through World Duty Free, of managing this business itself. By acquiring another large business unaffected by the possible loss of European duty free, we will be able to protect and enhance profits, bring improved merchandising to DFI, build on a range of synergies, and further develop the business through a growing number of international airports."

"For our strategy this is the right company in the right business in the right part of the world."

BAA's Group Retail Director Brian Collie said:

"DFI has five established and successful divisions which last year generated sales of $570 million and pre-tax profits of $34 million."

"The characteristics which have made BAA's existing duty free business so attractive are shared by DFI. It benefits from the natural growth in the world travel market, the high disposable income levels of people who travel and the low inventory risk which is inherent in a business which, for example, sells a bottle of whisky every six seconds. This is an excellent opportunity to roll out our core duty free retail strategy into a non-European environment."

"The opportunity for BAA to add value to the existing DFI operation is exemplified by our recognized strengths in buying, supplier relationships, marketing and implementing identified cost savings. The additional outlets also provide significant new distribution channels for our exclusive house brands and specialist duty free retail formats."

"This acquisition leaves us very well placed to compete in the fast growing global duty and tax free business."

The offer for DFI represents a 19% premium to the closing middle market price on the New York Stock Exchange of $20 1/8 per DFI share on July 1, 1997. The acquisition will be funded from BAA's existing resources and committed facilities and is not expected to have any short-term material dilution on BAA's earnings.

BAA has received irrevocable undertakings to accept the tender offer from DFI shareholders owning 7,404,250 shares, and has been granted an option by DFI to acquire up to 5,434,367 new shares at the offer price. In total BAA expects to receive ir-

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revocable undertakings and options in respect of 43% of DFI's fully diluted share capital.

As at January 31, 1997, DFI had net assets of $228 million and reported earnings before tax of $34 million for the year then ended. NatWest Markets and Gleacher NatWest are advising BAA in relation to this transaction.

BAA ordinary shares trade on the London, and Australian Stock Exchanges; prices may be accessed on Bloomberg under the symbol BAA LN, on the Reuter Equities 2000 Service under BAA.L and on Quotron under the symbol BAANU.EU. The ordinary shares also appear on the electronic OTC Bulletin Board under the symbol BAAPF.BAA ADRs, each equal to one ordinary share, appear on the NASD OTC Bulletin Board under the symbol BAAPY. Additional information is available on BAA's home page: HTTP://WWW.BAA.CO.UK.